Deputy Group Finance Director
Lloyds TSB Group plc
25 Gresham Street
London EC2V 7HN

Telephone:	+44 20 7356 1363
Facsimile:	+44 20 7356 1014
tim.tookey	tim.tookey@lloydstsb.co.uk

By Fax (+1 202 772 9210), mail and Edgar

Mr J Nolan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
United States of America

5 January 2007

Dear Mr Nolan

Re:	Lloyds TSB Group plc
Form 20-F filed 6 June 2006
File number: 001-15246

In the absence of Mr Amit Pande, I spoke with Mr Edwin Adames on 4 January 2007 regarding a letter from the Division of Corporation Finance dated 28 December 2006, which set out certain comments on the above filing of Lloyds TSB Group plc (the “Company”).

I explained to Mr Adames that as Helen Weir, the Company’s Finance Director, was currently on vacation and the Company’s 2006 year-end reporting work was taking up a considerable amount of the finance staff’s time, an extension beyond the original 10 business day reply period would allow the Company to prepare an extensive response to the comments it received. As discussed with Mr Adames, the Company anticipates submitting its response by 9 February 2007.

Mr Adames indicated that such an extension would be permitted and asked me to send this letter to you as confirmation; he also explained that in the absence of a response from your office, the extension could be taken to be approved.

I trust that this is sufficient information for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ Tim Tookey
Tim Tookey
Deputy Group Finance Director
Lloyds TSB Group plc

Lloyds TSB Group is registered in Scotland no 95000
Registered office: Henry Duncan House. 120 George Street. Ednburgh EH12 4LH